Deutsche Lufthansa Aktiengesellschaft
Lufthansa Aviation Center, Airportring, 60546 Frankfurt/Main

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U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop: Room 3628
100 F Street, NE
Washington, DC 20549

USA

FRA IR, el
16 August 2007


07026265

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) Exemptions
File No. 82-4691
Website: www.lufthansa-financials.com

We hereby apply for amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication submissions.

Accordingly, Deutsche Lufthansa will no longer be required to mail materials in paper form to the SEC as was previously required to satisfy the submission obligations.

All materials currently being submitted to the SEC by mail will be published on the website: www.lufthansa-financials.com

English translations will be available, as was the case in the prior paper submission process, of the annual report and any interim reports (including financial statements), material press releases and other distributions sent to the shareholders under home-country law.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Erika Laumer

dw 8/28

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